Exhibit 99.1

PENN WEST ANNOUNCES APPOINTMENT OF MR. RAYMOND D. CROSSLEY

TO ITS BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE, October 29, 2014

PENN WEST PETROLEUM LTD. (TSX: PWT) (NYSE: PWE) (“Penn West”, the “Company”, “we”, or “our”) is pleased to announce that its Board of Directors has appointed Mr. Raymond Crossley, CA to the Board effective late February, 2015, following his pending retirement from a long and distinguished career with PricewaterhouseCoopers LLP (“PwC”). Ray has elected to delay joining the Board until 2015 to ensure an orderly transition with his current PwC relationships.

“We are pleased to have attracted such a strong and talented new member to our Board and look forward to his contribution to the Company” said Rick George, Chairman of the Board. “Ray’s extensive business experience and knowledge of the oil and gas sector, including his training and qualifications in finance and accounting, will complement and strengthen our Board. Ray has, over his many years of service at PwC, worked with numerous boards and executive leadership teams in support of a variety of transactions, financings, and business improvement and integration projects”.

Mr. Crossley recently served as the Managing Partner, Western Canada, for PwC. He has been a Partner with PwC since 1996, has worked in the Calgary, Toronto, New York and London offices, and has served in various managerial and executive roles during his time with PwC.

Ray is a member of the Financial Review Committee of the Alberta Securities Commission and is also a Director with the Canada West Foundation. He has previously served as Chair of the annual fundraising dinner for Hull Services and as a member of the Patrons’ Council of UNICEF’s Water for Life Gala fundraising dinner.

Mr. Crossley is a Chartered Accountant and graduated from the University of Western Ontario with a degree in Economics and Political Science.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com